LUSE GORMAN POMERENK & SCHICK
A PROFESSIONAL CORPORATION
ATTORNEYS AT LAW

5335 WISCONSIN AVENUE, N.W., SUITE 400
WASHINGTON, D.C. 20015

TELEPHONE (202) 274-2000
FACSIMILE (202) 362-2902
www.luselaw.com

WRITER’S DIRECT DIAL NUMBER	WRITER’S EMAIL
(202) 274-2008	aschick@luselaw.com

April 29, 2008

VIA EDGAR

Ms. Pamela A. Long
Assistant Director
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Re:	Energy Services Acquisition Corp.
Preliminary Proxy Statement on Schedule 14A
File No. 1-32998

Dear Ms. Long:

          On behalf of Energy Services Acquisition Corp. (the “Company”), and pursuant to Rule 101 of Regulation ST and Rule 14a-6 of Schedule 14A, we are filing revised preliminary proxy materials. The revised preliminary proxy material have been revised in response to the Staff’s letter dated April 18, 2008. The Company’s responses are set forth below and are keyed to the staff’s comment letter.

General

1.

Please disclose whether the board made any determination that all of the terms (not limited to the fair market value requirement) of the acquisitions and the related agreements and transactions comply with the terms described in the Form S-1 registration statement filed in 2006 relating to the initial public offering for the Energy Service securities. In this regard, we note your disclosure in the purchase price discussions that the board reviewed the general terms of each transaction with representatives of investment banking firm that led the company’s initial public offering.

Disclosure has been added on pages 1 and 2 with cross-references to the more detailed disclosures at Proposals I and II. Energy Services confirms that the terms of the acquisitions comply with the terms set forth in Energy Services’ Form S-1 registration statement. Please

LUSE GORMAN POMERENK & SCHICK
A PROFESSIONAL CORPORATION

Ms. Pamela Long
April 29, 2008
Page 2

note that the discussions of Energy Services’ representatives with representatives of Ferris, Baker Watts, Inc. in connection with each of the acquisitions were informal. Ferris, Baker Watts, Inc. did not prepare any analyses of either acquisition, did not make a presentation to the Energy Services’ Board of Directors and did not prepare either a formal or informal fairness opinion.

2.

We note the reference on page 90 to an appraisal of the fixed assets of C.J. Hughes. Information about any appraisals that are materially related to the transactions and referred to in the proxy statement is required to be disclosed in the proxy statement. See Item 14(b)(6) of Schedule 14A. Please provide additional disclosure and provide us a copy of the appraisal.

The report referenced on page 95 of the proxy statement relates to an assessment of the value of particular equipment owned by C.J. Hughes and is not a report, opinion or appraisal materially relating to the transaction. The disclosure on page 95 has been modified to avoid confusion.

Summary of the Material Terms of the Acquisitions, page 1

3.	Please disclose:

	•	the aggregate cost of both transactions;

	•	the allocations of the purchase price for each transaction to the net assets of each company, including the pro forma amount of goodwill for each transaction;

	•	the percentage of goodwill comprising your total assets as a result of the transactions (assuming no redemption and maximum redemption); and

	•	the transaction costs for both mergers.

Disclosures have been added on pages 1, 2 and 3 in response to the Staff’s comment.

4.

Please describe and quantify each of the pro forma amounts due in cash and notes payable to the ST Pipeline shareholders as a result of their earnings distributions and discuss the effect on the purchase price. We note the statement in the financial advisor’s opinion that any notes due to these shareholders could be considered additional consideration.

Disclosure has been added on page 1 for clarification. Please note that in accordance with the terms of the merger agreement, ST Pipeline has the right to distribute cash as available prior to closing. The note payable for any remaining amount would also be distributed prior

LUSE GORMAN POMERENK & SCHICK
A PROFESSIONAL CORPORATION

Ms. Pamela Long
April 29, 2008
Page 3

to closing, and would be short term in nature. Therefore, for accounting purposes any note payable would not be considered part of the purchase price. Also please note that the note payable would not affect goodwill, total assets or any other resulting numbers on the pro forma financial statements.

5.

Throughout the filing, you alternatively use the price of $19 million and $19.2 million as the cash to be paid for ST Pipeline. The fairness opinion refers to a cash payment of $19.4 million. Please reconcile or clarify this disclosure.

The purchase price, after the adjustments in accordance with the merger agreement, is $19.2 million. Any references to the $19.0 million base price before adjustments have been changed or clarified in the proxy statement. The reference to $19.4 million by Legacy Capital includes approximately $230,000 in long-term debt to be assumed. The inclusion of the debt was disclosed by Legacy Capital. See “Opinion of Legacy Capital Fund Inc.”

What happens if the acquisitions are not completed?...page 8

6.

Since you did not complete a business acquisition by March 6, 2008, please update the information here and elsewhere in the proxy statement to clarify, if true, that if these acquisitions are not completed by September 6, 2008, you will adopt a plan of dissolution.

The disclosure has been revised as requested on page 10 and throughout the preliminary proxy statement as warranted.

Summary of the Proxy Statement, page 11

7.

Under a separate caption in this section, please quantify the percentage ownership of the company’s shares held by the unaffiliated shareholders before and after the C.J. Hughes acquisition and describe the dilutive effects.

Disclosure has been added on page 15 under the caption “Dilution of Unaffiliated Shareholders”.

Interests of Energy Services’ Directors and Officers in the Acquisitions, page 16

8.

Please quantify the value of the Energy Services shares to be received by the affiliates in connection with the C.J. Hughes acquisition. Also disclose whether these affiliates will receive any other payments or distributions from C.J. Hughes in connection with

LUSE GORMAN POMERENK & SCHICK
A PROFESSIONAL CORPORATION

Ms. Pamela Long
April 29, 2008
Page 4

the transaction. For example, provide disclosure if the $6 million note to Marshall T. Reynolds will be repaid from the proceeds of the purchase price.

The total merger consideration to be received by the affiliates of Energy Services in connection with the C.J. Hughes acquisition is set forth at the fifth bullet point on pages 20. A table describing the value to be received by affiliates has been added following the bullet point. We hereby confirm that the $6.0 million note held by Marshall T. Reynolds will not be repaid from the proceeds of the purchase price.

Selected Unaudited Pro Forma Financial Information, page 21

9.	Please disclose historical and pro forma book value per share as required by Item 14(7)(b)(10)(i) of Schedule 14A.

The Selected Unaudited Pro Forma Financial Information has been revised on page 25 in response to the Staff’s comment.

Risk Factors, page 24

10.	Please consider adding the following risk factors:

•

The negotiations relating to the C.J. Hughes acquisition may not have been at arms-length because of the conflicts of interests resulting from the common shareholders, directors and officers of Energy Services and C.J. Hughes.

•

The company will have significant goodwill as a percentage of total assets, including $30 million related to C.J. Hughes, a related party of your affiliates. Also address any impairment risks related to the goodwill.

Risk Factors have been added on pages 28 in response to the Staff’s comment.

Proposal II – Approval of the C. J. Hughes Acquisition, page 54
Background of the C.J. Hughes Acquisition, page 55

11.	Please include disclosure that addresses the timing and circumstances of Legacy Capital Fund, Inc.’s engagement as financial advisor.

Disclosure has been added on pages 59-60 in response to the Staff’s comment.

LUSE GORMAN POMERENK & SCHICK
A PROFESSIONAL CORPORATION

Ms. Pamela Long
April 29, 2008
Page 5

12.	Please discuss the substance and timing of all material offers and counteroffers relating to C.J. Hughes during the course of the merger negotiations.

Disclosure has been added on pages 59-61 in response to the Staff’s comment. The Staff is supplementally advised that no counteroffers relating to C.J. Hughes were required during the negotiations.

13.

Describe any material agreement, arrangement or understanding, whether written or oral, between Energy Services or any of its affiliates and C.J. Hughes or its any of its affiliates. For example, disclose the discussions and negotiations relating to the continued management role of Messrs. Reynolds, Scaggs and Burns at C.J. Hughes and Energy Services.

An affirmative statement that there are no arrangements and that parties currently intend to continue in their positions has been added on page 62.

14.

Please discuss the roles of Messrs. Reynolds, Scaggs and Burns in negotiating the terms of the transaction and related agreements on behalf of the company, in view of their affiliation with C.J. Hughes.

Disclosure has been added on pages 60-61 in response to the Staff’s comment.

Interests of Energy Services Directors and Officers….page 71

15.	Please also quantify the benefits that executive officers and directors will receive as a result of the transactions on an individual basis in tabular form.

Disclosure has been added on page 77 in response to this comment.

Fairness Opinion of Legacy Capital Fund, Inc. page 73

16.	Supplementally provide us with all materials including the board book, provided by the financial advisor to Energy Services. We may have additional comments following our review of these documents.

Legacy Capital Fund, Inc. did not provide any materials to the Company except the Fairness Opinion and the Supplement to the Fairness Opinion, which are provided as Annex D to the Proxy Statement.

LUSE GORMAN POMERENK & SCHICK
A PROFESSIONAL CORPORATION

Ms. Pamela Long
April 29, 2008
Page 6

17.

Please describe any material assumptions made by the financial advisor in its calculations. We note, for example that ST Pipeline’s operating results for 2007 were excluded from the analyses because they were not considered to be representative of the its ongoing operating performance.

Disclosure has been added on pages 81-82 in response to the Staff’s comment.

18.	Please clarify whether the calculations made by the financial advisor considered the cash distributions made or to be made to the ST Pipeline shareholders as a result of the transaction.

Disclosure has been added on page 82 in response to the Staff’s comment.

Valuation Overview, page 78

19.

Please reconcile the value ranges in this section with the ranges described in the sections describing the valuation approaches in greater detail. For example, using the comparable transaction method you reflect an aggregate enterprise value of $101.6 million and $101.2 million (for the subset) on page 78, yet on page 79 you reflect a value of $101.1 million.

Disclosure has been revised on page 82-85 to reconcile the referenced amounts in response to the Staff’s comment.

Unaudited Pro Forma Condensed Consolidated Financial Statements, page 81
Note 2 – Purchase Price and Preliminary Purchase Price Allocation, page 89

20.

We note that your preliminary purchase price allocations do not include any identifiable intangible assets other than goodwill. For each acquisition, please provide comprehensive explanations and disclosures regarding the current status and expected timing of your purchase price allocations. Please specifically address what consideration you are giving to identifying and separately recognizing intangible assets in accordance with paragraph 39 of SFAS 141.

The disclosure has been expanded and modified on page 86 in response to the Staff’s comment.

LUSE GORMAN POMERENK & SCHICK
A PROFESSIONAL CORPORATION

Ms. Pamela Long
April 29, 2008
Page 7

21.	If it is reasonably possible that the final purchase price allocations will have a material impact on the pro forma financial statements, please quantify and discuss the range of possible results.

.

The Staff is advised that final purchase price allocations are not anticipated to vary materially from the preliminary amounts used in the pro forma financial statements. Disclosure has been added on page 86 in response to the Staff’s comment.

22.

For each acquisition, please disclose and discuss the specific factors that contribute to a purchase price that will result in significant goodwill. See paragraph 51(a) of SFAS 141. For each acquisition, please specifically address the determination of the purchase price, particularly in light of the following:

•

For ST Pipeline, please address if and how the historical impact of the recently completed $92 million contract, the minimal current backlog, and the anticipated dividend to the current owners were considered in determining the purchase price.

•

For C.J Hughes, please address if and how the historical impact and purchase price of Nitro Electric, the assumption of debt, and the anticipated dividend to the current owners were considered in determining the purchase price. In regard to Nitro Electric, we note that it was acquired during May 2007 for approximately $2.7 million and that it accounted for approximately 48% and 50% of C.J. Hughes revenues and net income during 2007.

We note the Staff’s comment. We do not believe that a discussion of the factors contributing to goodwill are required in pro-forma financial statements under Article 11 of Regulation S-X. A discussion of the factors leading to the acquisition and the determination of the purchase price can be found in the sections titled “Proposal 1 – Approval of the ST Pipeline Acquisition” and “Proposal II – Approval of the C. J. Hughes Acquisition.”

23.

Please explain the nature of any contingencies related to the $3 million deferred payment to the current owners of ST Pipeline here and in the forepart of the filing. If the payment is contingent on future employment, please explain to us how and why you believe it is appropriate to include in the purchase price.

The payment is not contingent to future employment of Mr. Shafer. Please note that the contingency has been resolved and disclosure has been added on pages 1 and 95 in response to the Staff’s comment.

LUSE GORMAN POMERENK & SCHICK
A PROFESSIONAL CORPORATION

Ms. Pamela Long
April 29, 2008
Page 8

24.

Please explain if or how the number of shares to be distributed to the current owners of C.J. Hughes will be determined and, if applicable, limited here and in the forepart of the filing. In the regard, we note that the shares are required to represent 40% of the total value.

The provision in the merger agreement to adjust the number of shares issued so that the stock consideration is equal to at least 40% of the total consideration would only be triggered if the common stock price of Energy Services is less than $3.82. Given that the per share value of the trust account at December 31, 2007 is $5.93 such an outcome is considered remote. The disclosure on page 8 is expanded.

Note 3 – Pro Forma Balance Sheet Entries, page 90

25.	Please revise your pro forma balance sheets to separately present each adjustment so that it can be easily reconciled with the related note.

The pro forma balance sheet has been revised in response to the Staff’s comments. Please see page 89.

26.	Please ensure that each note is consistently referenced to the appropriate balance sheet line item.

The pro forma balance sheet has been revised in response to the Staff’s comments. Please see page 89 and the notes thereafter.

27.	It is not clear to us why the fair value adjustment for ST Pipeline’s fixed assets does not include a related deferred tax liability but the adjustment for C.J. Hughes does. Please clarify or revise.

The Staff’s comment is noted. The merger agreement with ST Pipeline contains an agreement between the parties to make a tax election to treat the acquisition for tax purposes as a purchase of assets, not a purchase of stock. The effect of the election on Energy Services is that the tax basis in the assets acquired and liabilities assumed will be adjusted to be equal to their fair value. Accordingly, no deferred tax assets or liabilities are created. Footnote 4 of Note 2 to the Pro Forma financial statements has been expanded to note this.

LUSE GORMAN POMERENK & SCHICK
A PROFESSIONAL CORPORATION

Ms. Pamela Long
April 29, 2008

Note 4 – Pro Forma Income Statement Entries, page 91

28.	Please revise each note to fully explain, using quantified disclosures, how the amount of each adjustment was determined.

Disclosure in response to the Staff’s comment has been set forth on page 96.

29.

In light of the S-corp status of the companies to be acquired, please address if their historical financial statements reflect compensation expense related to current owners and officers. If they do not, please revise the pro forma financial statements to reflect compensation expense that will result from future employment agreements.

The current salaries and benefits of the employees of both ST Pipeline and C.J. Hughes who have an ownership position are at a normalized level. No material changes to their compensation after the date of acquisition is anticipated.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of ST Pipeline, page 105

30.

In light of the significant impact of major contracts on historical results, please revise MD&A to fully discuss the status of these contracts. Specifically address any remaining contingencies related to these contracts. Specifically disclose the amounts of outstanding receivables at December 31, 2007 that have been collected and that have been billed and collected as of the most recent date practicable. Address the status and expected timing to resolve any remaining receivables or retainages not yet billed or collected.

Disclosure in response to this comment is set forth in the “Comparison of Financial Conditions at December 31, 2007 and 2006” on page 114.

31.	Under Liquidity and Capital Resources, please describe the reasons for ST Pipeline’s significant accounts receivable as a percentage of its total assets.

          The disclosure has been enhanced in response to the Staff’s comment.

Critical Accounting Policies – Revenue Recognition, pages 112 and 127

32.	We note the critical accounting policies of ST Pipeline and C.J. Hughes to recognize revenue when services are performed or using the percentage of completion method for

LUSE GORMAN POMERENK & SCHICK
A PROFESSIONAL CORPORATION

Ms. Pamela Long
April 29, 2008

fixed price contracts. Please quantify the percentages of revenues represented by fixed price contracts. Also, please describe the general nature of the fixed price contracts and explain how you determined the percentage of completion is appropriate.

Disclosure in response to this comment is set forth in the relevant “Critical Accounting Policies-Revenue Recognition” for ST Pipeline and C.J. Hughes on pages 118 and 134, respectively.

Information about C.J. Hughes, page 113

33.	Please disclose how many employees work for C.J. Hughes.

Disclosure in response to this comment is set forth in the penultimate sentence under the caption “Business Overview.”

Management’s Discussion and Analysis of Financial Condition and Results of Operations of C.J Hughes, page 119

34.

In light of the significant impact of major contracts on historical results, please revise MD&A to fully discuss the status of these contracts. Specifically address any remaining contingencies related to these contracts. Specifically disclose the amounts of outstanding receivables at December 31, 2007 that have been collected and that have been billed and collected as of the most recent date practicable. Address the status and expected timing to resolve any remaining receivables or retainages not yet billed or collected.

Disclosure in response to this comment is set forth in the “Recent Developments” on page 126.

35.	Under Liquidity and Capital Resources, please disclose why cash provided by operating activities decreased in 2007.

Disclosure has been added in response to the Staff’s comment on page 131.

Related Party Transactions, page 126

36.	Please describe the purpose of the $6 million advance from a shareholder in greater detail, since you disclose that Nitro Electric was acquired for $2.7 million. Also disclose

LUSE GORMAN POMERENK & SCHICK
A PROFESSIONAL CORPORATION

Ms. Pamela Long
April 29, 2008

whether the affiliates of C.J. Hughes still routinely engage in transactions with C.J. Hughes in the normal course of business. We note the disclosure on page F-42.

Disclosure in response to this comment is set forth in the “Related Party Transactions” on page 133.

Historical Financial Statements – Energy Services Acquisition Corp.
Balance Sheets, pages F-3 and F-12

37.	Please revise the line item “cash and cash equivalents in trust” to “investments held in trust” to correspond to the statements of cash flows and to the related accounting policy in note 1.

The line item has been revised in response to the Staff’s comment.

Note 1. Organization, Business Operations and Significant Policies – Cash and Cash Equivalents, pages F-8 and F-18

38.	Please revise the accounting policy to conform to the requirements of paragraph 8 of SFAS 95.

Note 1 has been revised in response to the Staff’s comment.

Historical Financial Statements – ST Pipeline, Inc.
General – Predecessor

39.	Based on the nature of the proposed transaction, it appears to us that ST Pipeline may be deemed to be a predecessor, therefore, please address or comply with the following:

	•	Ensure that the auditors’ report refers to the standards of the PCAOB (US);

•

Provide a pro forma column alongside the most recent historical balance sheet to reflect the reduction in equity that will occur as a result of the proposed dividend to the current owners (also present these pro forma disclosures on page 20);

•

Provide line items for pro forma income tax expense and pro forma net income (based on statutory tax rates) on the face of the historical statements of income. The pro forma disclosures are encouraged for all periods presented but are required for the most recent fiscal year and any current interim period (also present these pro forma disclosures on page 20); and

LUSE GORMAN POMERENK & SCHICK
A PROFESSIONAL CORPORATION

Ms. Pamela Long
April 29, 2008

•	Be advised that in subsequent exchange act filings there can be no lapse in audited periods for a predecessor.

We note the Staff’s comments and concur that upon completion of the merger transactions that ST Pipeline will be considered a predecessor of Energy Services. Any filings of Energy Services after the date of acquisition will include the applicable financial statements of ST Pipeline, audited in accordance with the standards of the PCAOB. We note your statement that in subsequent exchange act filings that there can be no lapse in audited periods for a predecessor.

We have added disclosure on page 23 in lieu of adding separate columns to the financial statements.

Historical Financial Statements – C.J. Hughes Construction Company, Inc.
General – Predecessor

40.	Based on the nature of the proposed transaction, it appears to us that C.J. Hughes may be deemed to be a predecessor, therefore, please address or comply with the following:

	•	Provide an auditors’ report as of December 31, 2006 and for the two years then ended:

	•	Ensure that the auditors rendering opinions are registered with the PCAOB and that their reports refer to the standards of the PCAOB (US);

•

Provide a pro forma column alongside the most recent historical balance sheet to reflect the reduction in equity that will occur as a result of the proposed dividend to the current owners (also present these pro forma disclosures on page 20);

•

Provide line items for pro forma income tax expense and pro forma net income (based on statutory tax rates) on the face of the historical statements of income. The pro forma disclosures are encouraged for all periods presented but are required for the most recent fiscal year and any current interim period (also present these pro forma disclosures on page 20); and

	•	Be advised that in subsequent exchange act filings there can be no lapse in audited periods for a predecessor.

In accordance with AICPA Auditing Standards AU Section 508, paragraph 74, the predecessor auditor’s report on the prior year financial statements is not presented but rather is noted. When the acquisition of C.J. Hughes is completed and the company is designated as a predecessor the auditor’s opinion on all financial statement periods included will be presented.

LUSE GORMAN POMERENK & SCHICK
A PROFESSIONAL CORPORATION

Ms. Pamela Long
April 29, 2008

We note the Staff’s comments and concur that upon completion of the merger transactions that C.J. Hughes will be considered a predecessor of Energy Services. Any filings of Energy Services after the date of acquisition will include the applicable financial statements of C.J. Hughes, audited in accordance with the standards of the PCAOB. We note your statement that in subsequent exchange act filings that there can be no lapse in audited periods for a predecessor.

We have added disclosure on page 23 in lieu of adding separate columns to the financial statements.

Independent Auditors’ Report, page F-33

41.

It appears to us that the fourth paragraph of the auditors’ report refers to information that isn’t included in the proxy statement. Please have the auditors clarify or revise their report accordingly.

The independent auditor’s report has been revised in response to the Staff’s comment.

Note 2 – Summary of Significant Accounting Policies
Principals of Consolidation, page f-38

42.

The disclosure indicates that C.J. Hughes consolidates CRC because CDC is a variable interest entity and C.J. Hughes is the primary beneficiary. If applicable, please revise the statements of income to clarify that “income (loss) attributable to variable interest entity” relates to the minority interest or explain to us how your presentation is appropriate. Also, it appears to us that the allocation of losses to the minority interest has essentially resulted in recording a receivable from the minority interest at December 31, 2007. Please explain to us how and why you determined it is appropriate to continue to allocate losses to the minority interest such that their balance becomes a debit.

The balance sheet presentation has been revised to eliminate the minority interest as an asset. The net loss of CRC reduces 2007 consolidated net income and therefore reduces stockholders equity. The pro-forma financial statements and disclosures throughout the document have also been updated.

Property and Equipment, page F-39

43.	Please disclose the estimated useful lives for each asset type listed on page F-41.

LUSE GORMAN POMERENK & SCHICK
A PROFESSIONAL CORPORATION

Ms. Pamela Long
April 29, 2008
Page 14

The estimated useful lives for each asset type has been disclosed on page F-41.

Goodwill, page F-39

44.

Please disclose the factors in the acquisition of Nitro Electric that contributed to a purchase price that resulted in significant goodwill. See paragraph 51(a) of SFAS 141. Also, based on C.J. Hughes’ designation as a predecessor, please provide the disclosures required by paragraphs 54 and 55 of SFAS 141 and demonstrate to us how you determined that historical financial statements of Nitro Electric are not required to be included in the proxy statement.

The disclosure in the financial statements has been revised to include the factors that contributed to a purchase price that resulted in goodwill. The disclosures in paragraphs 54 and 55 of SFAS 141 are applicable only to public enterprises and will be included in financial statements filed with the Commission after the completion of the merger and C.J. Hughes’ designation as a predecessor company.

Nitro Electric will not be a predecessor company of Energy Services because it will not be acquired by Energy Services. Nitro Electric’s financial statements will not be material to the consolidated financial statements of Energy Services at the level requiring inclusion in filings.

Nitro Electric was a wholly owned subsidiary of a large private corporation prior to its acquisition by C.J. Hughes. Complete separate financial statements of Nitro Electric do not exist, and a carve-out with allocation of parent company expenses would be extremely difficult. In addition, the parent company had made the decision to cease the operations of Nitro Electric and had begun the process of winding down the company by completing existing contracts and not biding for new work. No bids had been issued in the six months prior to the acquisition by C.J. Hughes. Accordingly, the most recent financial statements of Nitro Electric would not be representative or useful to readers.

45.	It appears to us that the disclosed accounting policy related to goodwill impairment does not comply with the requirements of SFAS 142. Please clarify or revise as appropriate.

The disclosure has been revised in response to the Staff’s comment.

LUSE GORMAN POMERENK & SCHICK
A PROFESSIONAL CORPORATION

Ms. Pamela Long
April 29, 2008
Page 15

Revenue and Cost Recognition, page F-40

46.

Please confirm and revise the accounting policy to clarify that revenue is calculated by dividing the actual direct costs incurred by the total estimated costs to complete the project multiplied by the contract price.

We hereby confirm that total estimated project costs are used in the calculation of the percentage of completion on the contract. The disclosure has been revised.

Note 5 – Related Party Transactions, page F-42

47.	Please disclose the due date of the shareholder advance. If there is no stated due date, please explain to us how and why including the advance in long term debt is appropriate.

The shareholder advance is a demand note, however, in accordance with a written agreement with the shareholder there are no amounts due in 2008. Therefore, the debt is classified as long-term on the balance sheet. The disclosures on page F-42 and also on page 133 have been revised.

Segments and Significant Customers

48.

Please provide all the disclosures required by SFAS 131. In this regard it appears to us that your pipeline construction and electrical construction may each be an operating segment based on the provisions of paragraph 10 of SFAS 131 and that you are required to provide significant customer disclosures based on the requirements of paragraph 39 of SFAS 131.

The Staff’s comments are noted. The segment disclosures of SFAS 131 are only applicable to public enterprises. Financial statements of C.J. Hughes filed with the commission after the completion of the merger and designation of C.J. Hughes as a successor will be modified to comply with SFAS 131. Please note that we believe that the two operating segments mentioned meet the criteria for aggregation under paragraph 17.

The financial statements have been modified to include the significant customer disclosures.

LUSE GORMAN POMERENK & SCHICK
A PROFESSIONAL CORPORATION

Ms. Pamela Long
April 29, 2008
Page 16

The Company hereby acknowledges that:

• the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

• staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

• the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

          We trust the foregoing is responsive to the Staff’s comments. We request that any questions with regard to the foregoing should be directed to the undersigned at 202-274-2008 or Marc Levy at 202-274-2009.

Very truly yours,

/s/ Alan Schick

Alan Schick

cc:	Marshall T. Reynolds
Edsel R. Burns
Sam Lolan
Marc Levy, Esq.